Exhibit 99.3

Ascendis Pharma A/S Reports First Quarter 2018 Financial Results

- Continued execution and achievement of planned milestones across three wholly-owned clinical programs in rare endocrine diseases -

- Conference Call Today at 4:30 p.m. Eastern Time -

COPENHAGEN, Denmark, May 30, 2018/ Globe Newswire/ – Ascendis Pharma A/S (Nasdaq: ASND), a biopharmaceutical company that utilizes its innovative TransCon technology to address significant unmet medical needs, today announced financial results for the quarter ended March 31, 2018.

“Our endocrinology pipeline is moving forward with strong momentum and three wholly-owned TransCon technology product candidates in the clinic. We continue to execute on our Phase 3 program for TransCon Growth Hormone in pediatric growth hormone deficiency (GHD), we have completed the phase 1 trial for TransCon PTH, and we recently initiated dosing of subjects with TransCon CNP in a phase 1 trial as planned,” said Jan Mikkelsen, Ascendis Pharma’s President and Chief Executive Officer. “With ongoing success advancing our broad pipeline, we are building out our commercial team with the hiring of Tom Larson as our Chief Commercial Officer. We are thrilled about the continued clinical validation of our TransCon technology and its potential application to other disease areas with unmet needs beyond endocrinology.”

Recent Corporate Highlights

•	Continued execution of the TransCon Growth Hormone (GH) phase 3 program, with the observed aggregate data from the heiGHt Trial continuing to demonstrate a safety profile consistent with the published safety profile of the active comparator, Genotropin.

•	Completed the TransCon PTH phase 1 trial, and presented new data at the European Congress of Endocrinology. These data from the complete multiple ascending dose (MAD) cohorts continue to support the differentiated target product profile of TransCon PTH as a true parathyroid hormone (PTH) replacement therapy for hypoparathyroidism.

•	Initiated dosing of healthy adult subjects in a phase 1 trial for TransCon CNP, a long-acting prodrug of C-type natriuretic peptide (CNP) in development as a therapeutic option for achondroplasia and potentially for other fibroblast growth factor receptor (FGFR)-related skeletal disorders.

•	Announced appointment of Thomas A. Larson as Senior Vice President and Chief Commercial Officer. Mr. Larson brings 25 years of experience building and leading commercial organizations, as well as successfully launching products across the orphan drug and specialty markets.

•	Ended the quarter with cash and cash equivalents of €348.4 million.

First Quarter 2018 Financial Results

For the first quarter, Ascendis Pharma reported a net loss of €41.4 million, or €1.07 per share (basic and diluted) compared to a net loss of €25.1 million, or €0.78 per share (basic and diluted) for the same period in 2017.

Research and development (R&D) costs for the quarter were €30.5 million compared to €20.6 million in the same quarter of 2017. Increased R&D costs in the 2018 quarter reflect costs for preparation of the manufacturing of validation batches for TransCon Growth Hormone, and increasing costs of the ongoing clinical trials for this product candidate, as well as costs of the ongoing clinical programs for TransCon PTH and TransCon CNP.

General and administrative expenses for the first quarter of 2018 were €4.7 million compared to €3.3 million in the same quarter of 2017. The increase is primarily due to higher personnel costs.

As of March 31, 2018, the company had cash and cash equivalents of €348.4 million compared to €195.4 million as of December 31, 2017. This includes net proceeds to the company of $242.5 million, or approximately €196.8 million at the time from an underwritten public offering of 4,539,473 American Depositary Shares (ADSs) completed in February 2018. As of March 31, 2018, Ascendis had 41,523,765 ordinary shares outstanding.

Conference Call and Webcast information

Ascendis Pharma will host a conference call and webcast today at 4:30 p.m. Eastern Time (ET) to discuss its first quarter 2018 financial results. Details include:

Date	Wednesday, May 30, 2018

Time	4:30 p.m. ET

Dial In (U.S.)	844-290-3904

Dial In (International)	574-990-1036

Access Code	7192599

A live audio webcast of the event will be available in the Investors and News section of the Ascendis Pharma website at www.ascendispharma.com. A webcast replay will also be available on this website shortly after conclusion of the event for 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is applying its innovative prodrug technology to build a leading, fully integrated rare disease company focused on making a meaningful difference in patients’ lives. The company utilizes its TransCon technology with clinically validated parent drugs to create new therapies with potential for best-in-class efficacy, safety and/or convenience.

Ascendis Pharma has a wholly-owned pipeline of three rare disease endocrinology product candidates in clinical development. These include once-weekly TransCon Growth Hormone, which is being evaluated in a phase 3 program for children with growth hormone deficiency (GHD), TransCon PTH, a long-acting prodrug of parathyroid hormone for hypoparathyroidism for which a phase 1 trial has been completed, and TransCon CNP, a long-acting prodrug of C-type natriuretic peptide, which is also in phase 1 development for achondroplasia and other FGFR-related skeletal disorders.

Additionally, Ascendis Pharma has multi-product collaborations with Sanofi in diabetes and Genentech in the field of ophthalmology.

For more information, please visit www.ascendispharma.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) our ability to apply our prodrug technology to build a leading, fully integrated rare disease company, (ii) our expectations regarding our ability to create therapies with potential for best-in-class efficacy, safety and/or convenience and (iii) our product pipeline. We may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including the following: unforeseen safety or efficacy results in our TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs; unforeseen expenses related to the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs, general and administrative expenses, other research and development expenses and our business generally; delays in the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for planned clinical studies; and our ability to obtain additional funding, if needed, to support our business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to our business in general, see our current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F for the year ended December 31, 2017, which we filed with the SEC on March 28, 2018. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments we may enter into or make. We do not assume any obligation to update any forward-looking statements, except as required by law.

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (loss)

(In EUR’000s, except share and per share data)

	Three Months Ended March 31,
	2018	2017
Revenue	28	372
Research and development costs	(30,540)	(20,608)
General and administrative expenses	(4,662)	(3,325)

Operating profit / (loss)	(35,174)	(23,561)
Finance income	702	130
Finance expenses	(7,010)	(1,722)

Profit / (loss) before tax	(41,482)	(25,153)
Tax on profit / (loss) for the period	107	14

Net profit / (loss) for the period	(41,375)	(25,139)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(9)	4

Other comprehensive income / (loss) for the period, net of tax	(9)	4

Total comprehensive income / (loss) for the period, net of tax	(41,384)	(25,135)

Profit / (loss) for the period attributable to owners of the Company	(41,375)	(25,139)
Total comprehensive income / (loss) for the period attributable to owners of the Company	(41,384)	(25,135)

	EUR	EUR
Basic and diluted earnings / (loss) per share	(1.07)	(0.78)
Number of shares used for calculation (basic and diluted)	38,699,204	32,428,908

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

(In EUR’000s)

	March 31,	December 31,
	2018	2017
Assets
Non-current assets
Intangible assets	3,495	3,495
Property, plant and equipment	2,461	2,557
Deposits	1,112	293

	7,068	6,345
Current assets
Trade receivables	34	188
Other receivables	1,128	1,410
Prepayments	7,119	6,907
Income taxes receivable	1,067	778
Cash and cash equivalents	348,410	195,351

	357,758	204,634

Total assets	364,826	210,979

Equity and liabilities
Equity
Share capital	5,577	4,967
Distributable equity	341,836	182,244

Total equity	347,413	187,211

Current liabilities
Trade payables and other payables	17,413	23,768

Total liabilities	17,413	23,768

Total equity and liabilities	364,826	210,979

Internal contact:	Media contact:	Investor contact:
Scott T. Smith	Ami Knoefler	Patti Bank
Chief Financial Officer	Head of Global Communications	Westwicke Partners
(650) 352-8389	(650) 739-9952	(415) 513-1284
ir@ascendispharma.com	ack@ascendispharma.com	patti.bank@westwicke.com

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